UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Finjan Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31788H105

(CUSIP Number)

Martha D. Vorlicek HarbourVest Partners LLC One Financial Center, 44th Floor Boston, MA 02111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

6/3/2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31788H105

1.	Names of Reporting Persons. HarbourVest International Private Equity Partners IV-Direct Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,641,214
	8.	Shared Voting Power
	9.	Sole Dispositive Power 51,641,214
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,641,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%*
14.	Type of Reporting Person (See Instructions) IA

*	Based on 268,420,355 shares of the Issuer’s Common Stock, $.001 par value, outstanding as of June 3, 2013.

CUSIP No. 31788H105

1.	Names of Reporting Persons. HIPEP IV-Direct Associates LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,641,214
	8.	Shared Voting Power
	9.	Sole Dispositive Power 51,641,214
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,641,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%*
14.	Type of Reporting Person (See Instructions) IA

*	Based on 268,420,355 shares of the Issuer’s Common Stock, $.001 par value, outstanding as of June 3, 2013.

CUSIP No. 31788H105

1.	Names of Reporting Persons. HarbourVest Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,641,214
	8.	Shared Voting Power
	9.	Sole Dispositive Power 51,641,214
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,641,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%*
14.	Type of Reporting Person (See Instructions) IA

*	Based on 268,420,355 shares of the Issuer’s Common Stock, $.001 par value, outstanding as of June 3, 2013.

Item 1. Security and Issuer. The class of equity securities to which this schedule relates is common stock, par value $.001 per share (the” Common Stock”) of the Finjan Holdings, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 261 Madison Avenue, New York, NY 10016.

Item 2. Identity and Background.

(a)	This schedule is being filed by:

(i)	HarbourVest International Private Equity Partners IV-Direct Fund L.P., a Delaware limited partnership.

(ii)	HIPEP IV-Direct LLC, a Delaware limited liability company and General Partner of HarbourVest International Private Equity Partners IV-Direct Fund L.P.

(iii)	HarbourVest Partners, LLC, a Delaware limited liability company

(b) The address of the principal business office of HarbourVest International Private Equity Partners IV-Direct Fund L.P., HIPEP IV-Direct Associates LLC and HarbourVest Partners LLC is One Financial Center, 44th Floor, Boston, MA 02111.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; N/A

(d)-(e) During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners of members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. US

Item 3. Source and Amount of Funds or Other Consideration. HarbourVest International Private Equity Partners IV-Direct Fund L.P., HIPEP IV-Direct Associates LLC and HarbourVest Partners LLC received shares of Common Stock of the Issuer upon the completion of the merger with Converted Organics, Inc. on June 3, 2013. Converted Organics, Inc. had a name change to Finjan Holdings, Inc. upon completion of the merger. No funds were exchanged in connection with any of the foregoing transfers of shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

This Schedule is being filed to report the acquisition by the Reporting Persons of shares of Common Stock acquired through a Merger pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of June 3, 2013 (the “Merger Agreement”), by and among Converted Organics, Inc., a Delaware corporation (now known as Finjan Holdings, Inc.) (the “Issuer”), COIN Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Finjan, Inc., a Delaware corporation (“Finjan”). Pursuant to the Merger Agreement, Merger Sub merged with and into Finjan, with Finjan remaining as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger”). The Merger and Merger Agreement, as well as the other agreements entered into by the Reporting Persons in connection with the Merger, are described in more detail in Item 6 below, which is hereby incorporataed by reference herein, and in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2013.

Alex Rogers, a managing director of HarbourVest Partners, LLC, will be appointed as a director of the Issuer effective as of 10 days after mailing of the Issuer’s Information Statement relating to the Merger.

The Reporting Persons expect to consider and evaluate on an ongoing basis all of their alternatives with respect to their investment in the Issuer. The Reporting Persons may engage in discussions with representatives of the Issuer and others concerning the Reporting Persons’ investment in the Issuer and the Issuer’s business, strategy and prospects. The Reporting Persons may suggest or take a position with respect to potential changes in the operations or strategy of the Issuer, such as disposing of one or more businesses or assets, or changing strategies.

The Reporting Persons reserve the right to change their plans and intentions at any time, and to take any and all actions that they deem appropriate to maximize the value of their investment. Subject to market conditions, valuations, other investment opportunities, liquidity requirements, regulatory approvals and any other approvals, the Reporting Persons may from time to time acquire shares of the Issuer in open market transactions, privately negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s shares, in each case, subject to limitations under applicable law. There can be no assurance as to when, over what period of time, or to what extent they may decide to acquire or dispose of shares in the Issuer. The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 268,420,355 shares of the Issuer’s Common Stock, outstanding as of June 3, 2013, which is the total number of shares of Common Stock outstanding as reported to the Reporting Persons by the Issuer in its Form 8-K filed with the SEC on June 3, 2013.

HarbourVest International Private Equity Partners IV-Direct Fund L.P.

(a)	Amount Beneficially owned: 51,641,214 Percent of Class: 19.2%

(b)	Number of shares owned to which such person has:

1.	Sole power to vote or to direct the vote: 0

2.	Shared power to vote or to direct the vote: 51,641,214

3.	Sole power to dispose or to direct the disposition: 0

4.	Shared power to dispose or to direct the disposition: 51,641,214

c) None

d) Not Applicable

e) Not Applicable

HIPEP IV-Direct Associates LLC

(a)	Amount Beneficially owned: 51,641,214 Percent of Class: 19.2%

(b)	Number of shares owned to which such person has:

1.	Sole power to vote or to direct the vote: 0

2.	Shared power to vote or to direct the vote: 51,641,214

3.	Sole power to dispose or to direct the disposition: 0

4.	Shared power to dispose or to direct the disposition: 51,641,214

c)	None

d)	Not Applicable

e)	Not Applicable

HarbourVest Partners LLC

(a)	Amount Beneficially owned: 51,641,214 Percent of Class: 19.2%

(b)	Number of shares owned to which such person has:

1.	Sole power to vote or to direct the vote: 0

2.	Shared power to vote or to direct the vote: 51,641,214

3.	Sole power to dispose or to direct the disposition: 0

4.	Shared power to dispose or to direct the disposition: 51,641,214

c)	None

d)	Not Applicable

e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Agreement and Plan of Merger

On June 3, 2013, the Issuer entered into an Agreement and Plan of Merger, dated as of June 3, 2013 (the “Merger Agreement”), by and among the Issuer, COIN Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Finjan, Inc., a Delaware corporation (“Finjan”). Pursuant to the Merger Agreement, Merger Sub merged with and into Finjan, with Finjan remaining as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Reverse Merger”). The Reverse Merger was effective as of June 3, 2013, upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.

At the effective time of the Reverse Merger (the “Effective Time”), the legal existence of Merger Sub ceased and (i) each share of common stock, par value $0.001 per share, of Merger Sub that was outstanding immediately prior to the Effective Time was converted into the right to receive one (1) share of common stock, par value $0.01 per share, of the surviving corporation, (ii) each share of common stock, par value $0.01 per share, of Finjan that was outstanding immediately prior to the Effective Time was converted into the right to receive 247,087.147 shares of the Issuer’scommon stock, par value $0.0001 per share, with fractional shares rounded to the nearest whole number (such number of shares of the Issuer’scommon stock issuable for each share of Finjan common stock, the “Exchange Ratio”), and (iii) each share of common stock of Finjan held in the treasury of Finjan immediately prior to the Effective Time was cancelled in the Merger and ceased to exist. In addition, each option to purchase shares of Finjan common stock that was outstanding immediately prior to the Effective Time (whether or not vested or exercisable) (the “Pre-Closing Finjan Options”) was converted into an option (the “Post-Closing Company Options”) to purchase the number of shares of the Issuer’scommon stock, rounded to the nearest whole share, determined by multiplying the number of shares of Finjan common stock subject to the Finjan option immediately prior to the Effective Time by the Exchange Ratio, on the same terms and conditions as were applicable to such Pre-Closing Finjan Option, subject to adjustment of the exercise price. The exercise price per share of each Post Closing Company Option was determined by dividing the exercise price of each Pre-Closing Finjan Option by 247,087.147, and rounding up to the nearest whole cent. Upon completion of the Reverse Merger, the former stockholders of Finjan held approximately 91.5% of the outstanding shares of capital stock of the Issuer on a fully-diluted basis, after giving effect to the Reverse Merger and assuming the exercise or conversion of all outstanding warrants, options, preferred stock, debentures, promissory notes or other obligations or securities convertible, exercisable or exchangeable for or into shares of the Issuer’s common stock as of the Effective Time (but excluding any shares underlying options to purchase Finjan common stock which were converted into options to purchase the Issuer’scommon stock). Accordingly, the Reverse Merger represents a change in control of the Issuer. The Merger Agreement contained customary representations and warranties made by Finjan and the Issuer, including, but not limited to, representations and warranties regarding their respective capitalizations as of the Effective Time. In the event that, at any time prior to the one year anniversary of the closing of the Reverse Merger, it is discovered that the number of shares of Issuer common stock issued to former stockholders of Finjan in the Reverse Merger constituted less than 91.5% of the outstanding capital stock of the Issuer on a fully-diluted basis immediately following the Effective Time (excluding any shares underlying options to purchase Finjan common stock which were converted into options to purchase common stock), the Issuer is required to issue to the former stockholders of Finjan an aggregate number of shares (the “True Up Shares”) sufficient to provide the former stockholders of Finjan the number of shares that would have been necessary to provide the former stockholders of Finjan such percentage ownership of the Issuer, subject to exceptions for derivative securities convertible into or exercisable or exchangeable for (i) shares of Issuer common stock at an exercise price of greater than $100 per share or (ii) less than 500 shares of Issuer common stock when aggregated with all other such derivative securities (in each case subject to applicable adjustment for any split, combination, exchange or similar change affecting the Issuer common stock occurring after the Reverse Split).

The foregoing description of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, a copy of which is filed as an Exhibit to this Schedule 13D.

Registration Rights Agreement

On June 3, 2013, in connection with the Reverse Merger, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with former stockholders of Finjan, including the Reporting Persons, who hold, in the aggregate, 237,203,659 (or approximately 96.6%) of the shares of the common stock issued in the Reverse Merger, as well as Hudson Bay and Iroquois. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement on Form S-1 with the SEC covering the resale of all shares of the Issuer’s common stock held by such stockholders, on or before the 45th calendar day following the date of the Registration Rights Agreement, and to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable following its filing with the SEC.

The Issuer is also obligated to maintain the effectiveness of the registration statement to be filed pursuant to the Registration Rights Agreement until the earliest of (1) the first date on which all the securities covered by such registration statement have been sold, and (2) the first date on which none of the securities included in the registration statement constitute “Registrable Securities” (as such term is defined in the registration rights agreement), including by virtue of the eligibility of such shares to be sold pursuant to Rule 144(b)(1) under the Securities Act without volume restrictions. All expenses incurred in connection with the registration of securities pursuant to the Registration Rights Agreement will be borne by the Issuer.

The foregoing description of the Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entireties by reference to the full text of the Registration Rights Agreement, a copy of which is filed as an Exhibit to this Schedule 13D.

Lock-Up Agreement

On June 3, 2013, in connection with the Reverse Merger, the Issuer entered into Lock-Up Agreements with former Finjan stockholders, incluiding the Reporting Persons, who hold, in the aggregate, 237,203,659 (or approximately 96.6%) of the shares of common stock issued in the Reverse Merger. Pursuant to the Lock-Up Agreements, each stockholder party thereto agreed that, for the period commencing on the date of the closing of the Reverse Merger until the ten-month anniversary of the date that the SEC declares the registration statement filed pursuant to the Registration Rights Agreement effective, such stockholder will not offer, sell, contract to sell, pledge, give, donate, transfer or otherwise dispose of, directly or indirectly, any shares of the common stock or securities convertible into or exercisable for the common stock that the Issuer issued to such stockholder (which we refer to collectively as the “Lock-Up Shares”) or securities or rights convertible into or exchangeable or exercisable for any Lock-Up Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, whether any such aforementioned transaction is to be settled by delivery of the Lock-Up Shares or such other securities, in cash or otherwise.

Ten percent of each stockholder’s Lock-Up Shares will be automatically released from the restrictions set forth in the Lock-Up Agreements on the date the registration statement filed pursuant to the Registration Rights Agreement is declared effective and on each monthly anniversary of such date; provided, however, that until the six-month anniversary of the Reverse Merger, the release of the stockholder’s Lock-Up Shares will be suspended to the extent (but only to the extent) that the percentage of each stockholder’s Lock-Up Shares available for sale under the Lock-Up release provisions exceeds the percentage of shares issuable to Hudson Bay and Iroquois under the Exchange Agreement that are eligible for resale pursuant to an effective registration statement. In addition, notwithstanding the restrictions contained in the Lock-Up Agreements, stockholders party thereto are permitted to sell Lock-Up Shares to the Issuer, to affiliates of the selling stockholder, and to any party in open market sales at a per share sales price of $0.56 or above (subject to appropriate adjustment for any stock split, reclassification, recapitalization or other similar events). Lock-Up Shares sold in compliance with the Lock-Up Agreements will thereafter not be subject to the Lock-Up Agreement.

Item 7. Material to be Filed as Exhibits. The Exhibit Index attached hereto is hereby incorporated by reference herein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2013	HarbourVest Partners, LLC

	By:	/s/ Martha D. Vorlicek
	Name:	Martha D. Vorlicek
	Title:	Managing Director

Date: June 13, 2013	HarbourVest International Private Equity Partners IV-Direct Fund L.P.
By: HIPEP IV-Direct Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member

	By:	/s/ Martha D. Vorlicek
	Name:	Martha D. Vorlicek
	Title:	Managing Director

Date: June 13, 2013	HIPEP IV-Direct Associates, LLC
By: HarbourVest Partners, LLC, its Managing Member

	By:	/s/ Martha D. Vorlicek
	Name:	Martha D. Vorlicek
	Title:	Managing Director

EXHIBIT INDEX

Exhibit	Description

A	Itentification and Classification of Group

B	Joint Filing Agreement, by and among HarbourVest Partners, LLC, HarbourVest International Private Equity Partners IV-Direct Fund L.P. and HIPEP IV-Direct Associates LLC, dated June 13, 2013

99.1	Agreement and Plan of Merger, dated as of June 3, 2013, by and among Converted Organics, Inc. (now known as Finjan Holdings, Inc.) (the “Company”), COIN Merger Sub, Inc., and Finjan, Inc., incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 3, 2013.

99.2	Form of Registration Rights Agreement, dated as of June 3, 2013, by and between the Company and certain stockholders of the Company, incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 3, 2013.

99.3	Form of Lock-Up Agreement, dated as of June 3, 2013, by and between the Company and certain stockholders of the Company, incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on June 3, 2013.